UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 28, 2008

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 28, 2008, McDonald's Corporation (the "Company") issued an investor release reporting the Company's fourth quarter and 2007 year-end results. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. The information furnished under this Item 2.02, including such Exhibit, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2007.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued January 28, 2008:
McDonald's Business Momentum Drives Strong Results for 2007

99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 28, 2008

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Vice President –
Assistant Controller

Exhibit Index

Exhibit No. 99.1	Investor Release of McDonald's Corporation issued January 28, 2008: McDonald's Business Momentum Drives Strong Results for 2007
Exhibit No. 99.2	McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2007

Exhibit 99.1



FOR IMMEDIATE RELEASE
1/28/08

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S BUSINESS MOMENTUM DRIVES STRONG RESULTS FOR 2007

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the fourth quarter and year, fueled by strong comparable sales.

Chief Executive Officer Jim Skinner commented, "McDonald's consolidated performance continues to reflect our enduring profitable growth with comparable sales up 6.8% for the year – one of our strongest increases since the initiation of our Plan to Win. We continue to drive our business by linking consumer insights to our strategies of convenience, branded affordability and innovative menu offerings."

McDonald's reported the following fourth quarter highlights:

- Global comparable sales increased 6.7%, on top of a 6.3% increase in 2006

- Growth in consolidated Company-operated and franchised restaurant margins for the eighth consecutive quarter

- Consolidated operating income increased 22% (15% in constant currencies)

- Earnings per share were $1.06, including $0.33 per share of income tax benefits. Currency translation benefited earnings by $0.04 per share

- The Company repurchased over $1.3 billion of its stock

Full year 2007 highlights included:

- Revenues reached a record high of $22.8 billion on global comparable sales of 6.8%

- Company-operated and franchised margins rose by 110 basis points and 80 basis points, respectively

- The Company returned $5.7 billion to shareholders through shares repurchased and dividends paid

Jim Skinner continued, "For the quarter, the U.S. business generated solid comparable sales growth of 3.3% and increased operating income by 6% by staying in-tune with growing consumer demand around breakfast, beverages, and everyday value. While severe winter weather throughout the month and softer consumer spending resulted in December U.S. comparable sales being flat, we remain confident in our U.S. business. Our strategic initiatives, anchored by McDonald's three-tiered menu of premium, core and Dollar Menu options, position us well to grow sales and build customer loyalty for 2008 and beyond.

"For the fourth quarter, Europe generated double-digit revenue and operating income growth, driven by positive comparable sales in every market as a result of unique marketing and locally appealing menu offerings. Europe's momentum reflects the success of our strategies as we continue to upgrade the customer experience and build brand transparency.

"Asia/Pacific, Middle East and Africa delivered outstanding quarterly results driven by an 11.4% comparable sales increase – marking the segment's highest annual comparable result in more than 15 years. Strong results in most markets, led by China, Japan and Australia contributed to the segment's robust performance for the year.

"We remain committed to maintaining fiscal discipline and enhancing shareholder value. During 2007, we raised our cash return to shareholders target to $15 billion to $17 billion for 2007 through 2009. McDonald's delivered $5.7 billion of this commitment during 2007 through our combined dividends and share repurchases.

"Separately, given the substantial increase to the Company's dividend over the last several years, McDonald's Board of Directors has decided that beginning in 2008, dividends declared will be paid on a quarterly basis. On January 24, 2008, McDonald's Board of Directors declared a dividend for the first quarter of 2008 of $0.375 per share payable on March 17, 2008 to shareholders of record on March 3, 2008. The Board of Directors will continue to review the Company's dividend rate annually each fall.

"For 2008, we remain focused on delivering a great McDonald's experience to each of the nearly 56 million customers we serve every day. I am confident that our strong global brand, resilient business model and proven Plan to Win strategy will continue to deliver long-term value for our System and our shareholders. I am optimistic about McDonald's outlook for 2008."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended December 31,	2007	2006	% Inc	% Inc / (Dec) Excluding Currency Translation
Revenues	$ 5,753.6	$ 5,445.3	6	—
Operating income	1,354.6	1,107.9	22	15
Income from continuing operations	1,273.2	751.7	69	63
Income from discontinued operations		489.8	n/m	n/m
Net income	1,273.2	1,241.5	3	(1)
Earnings per share from continuing operations-diluted*	1.06	0.61	74	67
Earnings per share from discontinued operations-diluted		0.40	n/m	n/m
Earnings per share-diluted*	1.06	1.00	6	2

Years ended December 31,	2007	2006	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Revenues	$22,786.6	$20,895.2	9	4
Operating income**	3,879.0	4,433.0	(12)	(18)
Income from continuing operations	2,335.0	2,866.1	(19)	(23)
Income from discontinued operations	60.1	678.1	n/m	n/m
Net income	2,395.1	3,544.2	(32)	(36)
Earnings per share from continuing operations-diluted***	1.93	2.29	(16)	(21)
Earnings per share from discontinued operations-diluted	0.05	0.54	n/m	n/m
Earnings per share-diluted***	1.98	2.83	(30)	(34)

n/m Not meaningful

In August 2007, the Company sold its investment in Boston Market, and in 2006, disposed of its investment in Chipotle Mexican Grill (Chipotle) via public stock offerings in the first and second quarters and a tax-free exchange for McDonald's common stock in the fourth quarter. As a result of the dispositions, both Boston Market's and Chipotle's results of operations and transaction gains are reflected as discontinued operations for all periods presented.

* The following items, which total $0.33 per share, positively impacted the growth in diluted earnings per share from continuing operations and diluted earnings per share by 54 percentage points and 33 percentage points, respectively, for the quarter ended December 31, 2007 compared with 2006:

  • $0.26 per share of income tax benefit resulting from the completion of the Internal Revenue Service's (IRS) examination of the Company's 2003-2004 U.S. federal income tax returns;

  • $0.09 per share of income tax benefit due to tax developments in the quarter related to foreign operations; partly offset by

  • $0.02 per share of income tax expense related to the impact of a tax law change in Canada.

In 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. The Company refers to these markets as "Latam".

** The results for the full year 2007 included impairment and other charges of $1,670.3 million, primarily associated with the Latam transaction, partly offset by a benefit of $24.7 million due to eliminating depreciation on the assets in Latam in mid-April 2007 in accordance with accounting rules. The results for the full year 2006 included impairment and other charges of $134.2 million, primarily related to strategic actions taken to enhance overall profitability and improve returns. The net of the above items negatively impacted the change in operating income by 33 percentage points.

3

*** The following items negatively impacted the change in diluted earnings per share from continuing operations and diluted earnings per share by 42 percentage points and 34 percentage points, respectively, for the year ended December 31, 2007 compared with 2006:

<u>2007</u>

• $1.30 per share of expense related to the Latam transaction;

• $0.26 per share of income tax benefit resulting from the completion of an IRS examination of the Company's 2003-2004 U.S. federal income tax returns; and

• $0.02 per share of income tax expense related to the impact of a tax law change in Canada.

<u>2006</u>

• $0.08 per share of operating expenses primarily related to strategic actions taken to enhance overall profitability and improve returns; and

• $0.01 per share of net incremental income tax expense primarily related to the impact of a tax law change in Canada.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

<u>Comparable sales</u> represent sales at all restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed temporarily include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in <u>constant currency</u> is calculated by translating current year results at prior year average exchange rates.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 11:00 a.m. Central Time on January 28, 2008. A link to the live webcast will be available at www.investor.mcdonalds.com. We will also have an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2007.

The Company plans to release January 2008 sales information on February 8, 2008.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc / (Dec)**

Quarters ended December 31,	2007	2006	$	%
Revenues				
Sales by Company-operated restaurants	$4,103.2	$4,009.0	94.2	2
Revenues from franchised and affiliated restaurants	1,650.4	1,436.3	214.1	15
TOTAL REVENUES	5,753.6	5,445.3	308.3	6
Operating costs and expenses				
Company-operated restaurant expenses	3,397.9	3,346.0	51.9	2
Franchised restaurants–occupancy expenses	295.1	275.1	20.0	7
Selling, general & administrative expenses	660.5	654.6	5.9	1
Impairment and other charges, net	3.7	8.7	(5.0)	(57)
Other operating expense, net	41.8	53.0	(11.2)	(21)
Total operating costs and expenses	4,399.0	4,337.4	61.6	1
OPERATING INCOME	1,354.6	1,107.9	246.7	22
Interest expense	113.2	99.0	14.2	14
Nonoperating income, net	(42.9)	(31.3)	11.6	37
Income from continuing operations before provision for income taxes	1,284.3	1,040.2	244.1	23
Provision for income taxes	11.1	288.5	(277.4)	(96)
Income from continuing operations	1,273.2	751.7	521.5	69
Income from discontinued operations (net of taxes of $8.2)		489.8	(489.8)	n/m
NET INCOME	$1,273.2	$1,241.5	31.7	3
Earnings per share-diluted				
Continuing operations	$ 1.06	$ 0.61	0.45	74
Discontinued operations		0.40	(0.40)	n/m
EARNINGS PER SHARE-DILUTED	$ 1.06	$ 1.00	0.06	6
Weighted average shares outstanding-diluted	1,196.8	1,238.3	(41.5)	(3)

n/m Not meaningful

#

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc / (Dec)**

Years ended December 31,	2007	2006	$	%
Revenues				
Sales by Company-operated restaurants	$16,611.0	$15,402.4	1,208.6	8
Revenues from franchised and affiliated restaurants	6,175.6	5,492.8	682.8	12
TOTAL REVENUES	22,786.6	20,895.2	1,891.4	9
Operating costs and expenses				
Company-operated restaurant expenses	13,741.7	12,905.1	836.6	6
Franchised restaurants–occupancy expenses	1,139.7	1,058.1	81.6	8
Selling, general & administrative expenses	2,367.0	2,295.7	71.3	3
Impairment and other charges, net	1,670.3	134.2	1,536.1	n/m
Other operating (income) expense, net	(11.1)	69.1	(80.2)	n/m
Total operating costs and expenses	18,907.6	16,462.2	2,445.4	15
OPERATING INCOME	3,879.0	4,433.0	(554.0)	(12)
Interest expense	410.1	401.9	8.2	2
Nonoperating income, net	(103.2)	(123.3)	(20.1)	(16)
Income from continuing operations before provision for income taxes	3,572.1	4,154.4	(582.3)	(14)
Provision for income taxes	1,237.1	1,288.3	(51.2)	(4)
Income from continuing operations	2,335.0	2,866.1	(531.1)	(19)
Income from discontinued operations (net of taxes of $34.5 and $101.9)	60.1	678.1	(618.0)	n/m
NET INCOME	$ 2,395.1	$ 3,544.2	(1,149.1)	(32)
Earnings per share-diluted				
Continuing operations	$ 1.93	$ 2.29	(0.36)	(16)
Discontinued operations	0.05	0.54	(0.49)	n/m
EARNINGS PER SHARE-DILUTED	$ 1.98	$ 2.83	(0.85)	(30)
Weighted average shares outstanding-diluted	1,211.8	1,251.7	(39.9)	(3)

n/m Not meaningful

#

6

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Year Ended December 31, 2007

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the fourth quarter and year ended December 31, 2007. This exhibit should be read in conjunction with Exhibit 99.1.

Key Highlights—Consolidated

In August 2007, the Company sold its investment in Boston Market, and in 2006, disposed of its investment in Chipotle Mexican Grill (Chipotle) via public stock offerings in the first and second quarters and a tax-free exchange for McDonald's common stock in the fourth quarter. As a result of the dispositions, both Boston Market's and Chipotle's results of operations and transaction gains are reflected as discontinued operations for all periods presented.

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended December 31,	2007	2006	% Inc	% Inc / (Dec) Excluding Currency Translation
Revenues	$5,753.6	$5,445.3	6	—
Operating income	1,354.6	1,107.9	22	15
Income from continuing operations	1,273.2	751.7	69	63
Income from discontinued operations		489.8	n/m	n/m
Net income	1,273.2	1,241.5	3	(1)
Earnings per share from continuing operations-diluted*	1.06	0.61	74	67
Earnings per share from discontinued operations-diluted		0.40	n/m	n/m
Earnings per share-diluted*	1.06	1.00	6	2

n/m Not meaningful

*   The following items, which total $0.33 per share, positively impacted the growth in diluted earnings per share from continuing operations and diluted earnings per share by 54 percentage points and 33 percentage points, respectively, for the quarter ended December 31, 2007 compared with 2006:

- $0.26 per share of income tax benefit resulting from the completion of the Internal Revenue Service's (IRS) examination of the Company's 2003-2004 U.S. federal income tax returns;

- $0.09 per share of income tax benefit due to tax developments in the quarter related to foreign operations; partly offset by

- $0.02 per share of income tax expense related to the impact of a tax law change in Canada.

Years ended December 31,	2007	2006	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Revenues	$22,786.6	$20,895.2	9	4
Operating income	3,879.0	4,433.0	(12)	(18)
Income from continuing operations	2,335.0	2,866.1	(19)	(23)
Income from discontinued operations	60.1	678.1	n/m	n/m
Net income	2,395.1	3,544.2	(32)	(36)
Earnings per share from continuing operations-diluted	1.93	2.29	(16)	(21)
Earnings per share from discontinued operations-diluted	0.05	0.54	n/m	n/m
Earnings per share-diluted	1.98	2.83	(30)	(34)

In addition to the reported results shown above, consolidated results for the year are presented below, excluding the impact of the Company's sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. The Company refers to these markets as "Latam". While the Company has previously converted certain other markets to a developmental license structure, management believes the Latam transaction and the associated charge are not indicative of ongoing operations due to the size and scope of the transaction. Management believes that the adjusted operating results better reflect the underlying business trends relevant to the periods presented.

The following table presents a reconciliation of the key consolidated highlights for the years ended December 31, 2007 and 2006 to the highlights excluding the impact of the Latam transaction.

Years ended December 31,	2007	Latam Transaction	2007 Excluding Latam Transaction	2006	Adjusted % Inc	Adjusted Currency Translation Benefit	Adjusted % Inc Excluding Currency Translation
Revenues	$22,786.6		$22,786.6	$20,895.2	9	$ 988.1	4
Operating income	3,879.0	$(1,640.6)*	5,519.6	4,433.0**	25	230.1	19
Income from continuing operations	2,335.0	(1,578.6)*	3,913.6	2,866.1	37	137.7	32
Income from discontinued operations	60.1		60.1	678.1	n/m	—	n/m
Net income	2,395.1	(1,578.6)	3,973.7	3,544.2	12	137.7	8
Earnings per share from continuing operations-diluted***	1.93	(1.30)	3.23	2.29	41	0.11	36
Earnings per share from discontinued operations-diluted	0.05		0.05	0.54	n/m	—	n/m
Earnings per share-diluted***	1.98	(1.30)	3.28	2.83	16	0.11	12

* The results for the full year 2007 included impairment and other charges of $1,665.3 million associated with the Latam transaction, partly offset by a benefit of $24.7 million due to eliminating depreciation on the assets in Latam in mid-April 2007 in accordance with accounting rules. The tax benefit of $62.0 million was minimal due to the Company's inability to utilize most of the capital losses generated by this transaction.

** The results for the full year 2006 included impairment and other charges of $134.2 million of operating expenses primarily related to strategic actions taken to enhance overall profitability and improve returns.

*** The following items positively impacted the growth in diluted earnings per share from continuing operations and diluted earnings per share by 15 percentage points and 12 percentage points, respectively, for the year ended December 31, 2007 compared with 2006:

2007

• $0.26 per share of income tax benefit resulting from the completion of an IRS examination of the Company's 2003-2004 U.S. federal income tax returns; partly offset by

• $0.02 per share of income tax expense related to the impact of a tax law change in Canada.

2006

• $0.08 per share of operating expenses primarily related to strategic actions taken to enhance overall profitability and improve returns; and

• $0.01 per share of net incremental income tax expense primarily related to the impact of a tax law change in Canada.

Net Income and Diluted Earnings per Share

For the fourth quarter 2007, net income was $1,273.2 million and diluted earnings per share were $1.06. These results included a net tax benefit of $396.4 million or $0.33 per share related to the completion of an IRS examination of the Company's 2003-2004 U.S. tax returns and tax developments in the quarter related to foreign operations, partly offset by the impact of a tax law change in Canada.

For the full year 2007, net income was $2,395.1 million and diluted earnings per share were $1.98. Income from continuing operations was $2,335.0 million or $1.93 per share, which included $1,578.6 million or $1.30 per share of net expense related to the Latam transaction. This reflects an impairment charge of $1.32 per share, partly offset by a $0.02 per share benefit due to eliminating depreciation on the assets in Latam in mid-April 2007 in accordance with accounting rules. In addition, full year 2007 results included a net tax benefit of $288.4 million or $0.24 per share related to the completion of an IRS examination, partly offset by the impact of a tax law change in Canada. Income from discontinued operations was $60.1 million or $0.05 per share.

For the fourth quarter 2006, net income was $1,241.5 million and diluted earnings per share were $1.00. Income from continuing operations was $751.7 million or $0.61 per share and income from discontinued operations was $489.8 million or $0.40 per share, primarily due to the gain on the disposition of Chipotle.

For the full year 2006, net income was $3,544.2 million and diluted earnings per share were $2.83 per share. Income from continuing operations was $2,866.1 million or $2.29 per share, which included $0.08 per share of impairment and other charges primarily related to strategic actions taken to enhance overall profitability and improve returns, as well as $0.01 per share of net incremental income tax expense primarily related to the impact of a tax law change in Canada. Income from discontinued operations was $678.1 million or $0.54 per share.

During the fourth quarter, the Company repurchased 23.3 million shares of its stock for over $1.3 billion, bringing the total repurchases for full year 2007 to 77.1 million shares or $3.9 billion.

Conversion of Certain Markets to Developmental License

In the third quarter 2007, the Company completed the sale of Latam to a developmental licensee organization. Under a developmental license, a local licensee owns the business, including the real estate, and uses his/her capital and local knowledge to build the McDonald's Brand and optimize sales and profitability over the long term. Under this arrangement, the Company collects a royalty, which varies by market, based on a percent of sales, but does not invest any capital.

Based on approval by the Company's Board of Directors on April 17, 2007, the Company concluded Latam was "held for sale" as of that date in accordance with the requirements of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. As a result, the Company recorded an impairment charge of $1.6 billion in the second quarter of 2007, substantially all of which was noncash. Subsequent to the closing of the transaction, the Company recorded an additional $53 million of charges in connection with the transaction. The total charges for the full year included $896 million for the difference between the net book value of the Latam business and approximately $675 million in cash proceeds received. This loss in value was primarily due to a historically difficult economic environment coupled with volatility experienced in many of the markets included in this transaction. The charges also included historical foreign currency translation losses of $769 million recorded in shareholders' equity. The Company has recorded a tax benefit of $62 million in connection with this transaction. As a result of meeting the "held for sale" criteria, the Company ceased recording depreciation expense with respect to Latam effective April 17, 2007. In connection with the sale, the Company has agreed to indemnify the buyers for certain tax and other claims, certain of which are reflected as liabilities on McDonald's consolidated balance sheet.

The buyers of the Company's operations in Latam have entered into a 20-year master franchise agreement that requires the buyers, among other obligations, (i) to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants in these markets, substantially consistent with market rates for similar license arrangements; (ii) to commit to adding approximately 150 new McDonald's restaurants over the first three years and pay an initial franchise fee for each new restaurant opened; and (iii) to commit to specified annual capital expenditures for existing restaurants.

Impact of Foreign Currency Translation

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions, except per share data

Quarters ended December 31,	2007	2006	Currency Translation Benefit / (Loss) 2007
Revenues	$ 5,753.6	$ 5,445.3	$ 333.9
Combined restaurant margins*	2,060.6	1,824.2	111.3
Selling, general & administrative expenses	660.5	654.6	(25.0)
Operating income	1,354.6	1,107.9	82.9
Income from continuing operations	1,273.2	751.7	48.5
Net income	1,273.2	1,241.5	48.5
Earnings per share from continuing operations – diluted	1.06	0.61	0.04
Earnings per share – diluted	1.06	1.00	0.04

Years ended December 31,	2007	2006	Currency Translation Benefit / (Loss) 2007
Revenues	$22,786.6	$20,895.2	$ 988.1
Combined restaurant margins*	7,905.2	6,932.0	308.1
Selling, general & administrative expenses	2,367.0	2,295.7	(72.6)
Operating income	3,879.0	4,433.0	230.1
Income from continuing operations	2,335.0	2,866.1	137.7
Net income	2,395.1	3,544.2	137.7
Earnings per share from continuing operations – diluted	1.93	2.29	0.12
Earnings per share – diluted	1.98	2.83	0.12

*   Reflects both franchised and Company-operated margin dollars.

Foreign currency translation had a positive impact on consolidated revenues, operating income, net income and earnings per share for the quarter and full year, primarily driven by the stronger Euro, British Pound, Australian Dollar and Canadian Dollar.

4

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended December 31,	2007	2006	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,190.1	$1,136.6	5	5
Europe	1,852.0	1,538.4	20	10
APMEA*	828.2	680.0	22	15
Latin America	—	435.2	n/m	n/m
Canada	232.9	218.8	6	(8)
Total	$4,103.2	$4,009.0	2	(4)
Franchised and affiliated revenues				
U.S.	$ 824.7	$ 781.3	6	6
Europe	583.7	472.7	23	11
APMEA*	131.4	101.2	30	17
Latin America	45.0	30.6	47	35
Canada	65.6	50.5	30	12
Total	$1,650.4	$1,436.3	15	9
Total revenues				
U.S.	$2,014.8	$1,917.9	5	5
Europe	2,435.7	2,011.1	21	10
APMEA*	959.6	781.2	23	15
Latin America	45.0	465.8	(90)	(91)
Canada	298.5	269.3	11	(5)
Total	$5,753.6	$5,445.3	6	—

5

REVENUES
Dollars in millions

Years ended December 31,	2007	2006	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 4,681.8	$ 4,410.0	6	6
Europe	6,817.5	5,884.5	16	7
APMEA*	3,134.4	2,674.0	17	12
Latin America	1,077.8	1,552.4	(31)	(33)
Canada	899.5	881.5	2	(4)
Total	$16,611.0	$15,402.4	8	3
Franchised and affiliated revenues				
U.S.	$ 3,223.7	$ 3,054.1	6	6
Europe	2,108.7	1,753.2	20	10
APMEA*	464.5	379.5	22	14
Latin America	146.5	106.8	37	31
Canada	232.2	199.2	17	10
Total	$ 6,175.6	$ 5,492.8	12	8
Total revenues				
U.S.	$ 7,905.5	$ 7,464.1	6	6
Europe	8,926.2	7,637.7	17	8
APMEA*	3,598.9	3,053.5	18	12
Latin America	1,224.3	1,659.2	(26)	(29)
Canada	1,131.7	1,080.7	5	(1)
Total	$22,786.6	$20,895.2	9	4

* APMEA represents Asia/Pacific, Middle East and Africa

- *Consolidated:* Revenues increased 6% (flat in constant currencies) for the quarter and 9% (4% in constant currencies) for the year, primarily due to positive comparable sales in all segments, partly offset by the Company's sale of its Latam business. Upon completion of the Latam sale in August 2007, the Company receives royalties based on a percent of sales in these markets. All royalties are recorded in franchised and affiliated revenues.

- *U.S.:* The increases in revenues for the quarter and year were primarily driven by our market-leading breakfast business, beverages, and the ongoing appeal of new products, as well as continued focus on everyday value and convenience.

- *Europe:* The constant currency increases in revenues for the quarter and full year were primarily due to strong comparable sales in France, Russia (which is entirely Company-operated), Germany and the U.K., as well as positive comparable sales throughout the segment. The increases were partly offset by a higher proportion of franchised and affiliated restaurants compared with 2006, primarily due to sales of Company-operated restaurants, in conjunction with our overall franchising strategy, specifically in the U.K.

- *APMEA:* The constant currency increases in revenues for the quarter and year were primarily driven by strong comparable sales in China and Australia, as well as positive comparable sales in substantially all other markets. In addition, expansion in China contributed to the increases.

- *Latin America*: Company-operated sales declined while franchised and affiliated revenues increased for the quarter and year as a result of the completion of the Latam transaction in August 2007.

- *Canada:* Revenues for the quarter and year were negatively impacted by a higher proportion of franchised and affiliated restaurants compared with 2006, as a result of sales of Company-operated restaurants, in conjunction with our overall franchising strategy.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

| | | | % Increase | | | |
| | Months Ended December 31, | | Quarters Ended December 31, | | Years Ended December 31, | |
	2007	2006	2007	2006	2007	2006
U.S.	0.0	6.9	3.3	5.9	4.5	5.2
Europe	7.7	8.2	8.3	7.3	7.6	5.8
APMEA	12.6	4.8	11.4	4.6	10.6	5.5
Latin America	*	*	23.3	14.5	20.2	14.6
Canada	*	*	1.1	3.0	1.7	4.7
Total comparable sales	5.3	7.2	6.7	6.3	6.8	5.7

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter and year. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended December 31, 2007 | | Quarter Ended December 31, 2007 | | Year Ended December 31, 2007 | |
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	1	1	4	4	5	5
Europe	18	9	22	10	18	9
APMEA	23	15	22	14	17	13
Latin America	*	*	37	25	29	22
Canada	*	*	18	2	9	2
Total	12	7	14	8	12	8

*   Monthly sales results are provided for McDonald's U.S., Europe and APMEA segments only, which represent over 90% of full year 2007 Systemwide sales.

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended December 31,	2007	2006	% Inc	% Inc Excluding Currency Translation
U.S.	$ 6,076.1	$ 5,839.6	4	4
Europe	3,300.9	2,699.3	22	10
APMEA*	1,999.0	1,629.5	23	14
Latin America	871.1	202.6	n/m	n/m
Canada	470.2	376.4	25	7
Total**	$12,717.3	$10,747.4	18	13

* Included $850.5 million and $750.7 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan.

** Included $1,525.1 million and $1,400.9 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Years ended December 31,	2007	2006	% Inc	% Inc Excluding Currency Translation
U.S.	$23,894.3	$22,734.2	5	5
Europe	12,061.7	10,073.5	20	10
APMEA*	7,424.2	6,335.5	17	14
Latin America	1,872.1	736.3	n/m	n/m
Canada	1,690.4	1,500.8	13	6
Total**	$46,942.7	$41,380.3	13	10

* Included $3,306.1 million and $2,995.2 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan.

** Included $5,925.3 million and $5,421.4 million in 2007 and 2006, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

8

Restaurant Margins
FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended December 31,	Percent		Amount		% Inc	% Inc / (Dec) Excluding Currency Translation
	2007	2006	2007	2006		
Franchised						
U.S.	82.8	82.5	$ 683.2	$ 645.0	6	6
Europe	78.9	77.4	460.4	366.0	26	13
APMEA	88.9	88.0	116.8	88.9	31	18
Latin America	98.9	73.2	44.5	22.4	99	83
Canada	76.8	77.1	50.4	38.9	30	11
Total	82.1	80.8	$1,355.3	$1,161.2	17	11
Company-operated						
U.S.	19.0	19.4	$ 226.2	$ 220.5	3	3
Europe	17.4	16.8	322.8	258.2	25	14
APMEA	14.9	12.8	123.8	87.0	42	32
Latin America		14.9		64.8	n/m	n/m
Canada	14.0	14.9	32.5	32.5	—	(14)
Total	17.2	16.5	$ 705.3	$ 663.0	6	—

Years ended December 31,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2007	2006	2007	2006		
Franchised						
U.S.	82.8	82.3	$2,668.8	$2,513.5	6	6
Europe	78.1	77.4	1,647.7	1,356.7	21	11
APMEA	88.3	87.8	410.0	333.1	23	15
Latin America	87.9	72.0	128.8	76.9	67	60
Canada	77.8	77.6	180.6	154.5	17	10
Total	81.5	80.7	$5,035.9	$4,434.7	14	10
Company-operated						
U.S.	18.7	19.1	$ 875.8	$ 843.0	4	4
Europe	17.7	16.3	1,205.2	960.1	26	16
APMEA	15.0	12.8	470.6	341.3	38	31
Latin America	16.7	13.7	179.8	212.3	(15)	(18)
Canada	15.3	15.9	137.9	140.6	(2)	(7)
Total	17.3	16.2	$2,869.3	$2,497.3	15	10

- **Franchised:** Franchised margin dollars increased $194.1 million for the quarter or 17% (11% in constant currencies) and $601.2 million for the year or 14% (10% in constant currencies). The U.S. and Europe segments accounted for about 85% of the franchised margin dollars in both periods.

  - **U.S.:** Increases in the U.S. franchised margin percent for the quarter and year were primarily driven by positive comparable sales.

  - **Europe:** Europe's franchised margin percent for the quarter and year improved due to strong comparable sales. The increase for the year was partly offset by the impact of sales of certain Company-operated restaurants to franchisees and affiliates, primarily in the U.K.

- **Latin America:** Latin America's franchised margin percent for the quarter and year increased significantly as a result of the sale of Latam in third quarter 2007. The Company receives royalties based on a percent of sales in these markets.

- **Company-operated:** Company-operated margin dollars increased $42.3 million or 6% (flat in constant currencies) for the quarter and $372.0 million or 15% (10% in constant currencies) for the year. The U.S. and Europe segments accounted for more than 70% of the Company-operated margin dollars in both periods.

  - **U.S.:** The Company-operated margin percent decreased for the quarter and the year due to cost pressures including higher commodity and labor costs, partly offset by positive comparable sales.

  - **Europe:** The Company-operated margin percent increased for the quarter and year primarily due to strong comparable sales, partly offset by higher labor and commodity costs.

  - **APMEA:** The Company-operated margin percent for the quarter and year increased due to strong comparable sales, partly offset by higher labor costs.

  - **Latin America:** The Company-operated margin for the year reflected operations through July 2007 of Latam and the benefit due to the discontinuation of depreciation on the assets in Latam beginning in mid-April 2007.

The following table presents margin components as a percent of sales.

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended December 31,		Years Ended December 31,	
	2007	2006	2007	2006
Food & paper	32.7	33.1	33.0	33.2
Payroll & employee benefits	26.7	25.8	26.1	25.9
Occupancy & other operating expenses	23.4	24.6	23.6	24.7
Total expenses	82.8	83.5	82.7	83.8
Company-operated margins	17.2	16.5	17.3	16.2

Selling, General & Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Dollars in millions

Years ended December 31,	2007	2006	% Inc / (Dec)	% Inc / (Dec) Excl Currency Translation
U.S.	$ 743.7	$ 726.8	2	2
Europe	689.5	610.5	13	4
APMEA	275.9	237.6	16	11
Latin America	101.3	159.5	(36)	(38)
Canada	90.7	93.9	(3)	(9)
Corporate & Other	465.9	467.4	—	—
Total	$2,367.0	$2,295.7	3	—

- Selling, general & administrative expenses increased 1% (decreased 3% in constant currencies) for the quarter and increased 3% (flat in constant currencies) for the year. Both periods of 2007 reflected higher employee-related costs and a positive impact due to the Latam transaction.

- For the full year, selling, general & administrative expenses as a percent of revenues decreased to 10.4% for 2007 compared with 11.0% for 2006 and as a percent of Systemwide sales decreased to 3.7% for 2007 compared with 4.0% for 2006.

Impairment and Other Charges, Net

IMPAIRMENT AND OTHER CHARGES (CREDITS), NET
Dollars in millions

Years ended December 31,	2007	2006
U.S.		
Europe	$ (10.7)	$ 61.9
APMEA		48.2
Latin America	1,665.3	30.6
Canada	15.7	
Corporate & Other		(6.5)
Total	$1,670.3	$134.2

- In the fourth quarter 2007, the Company recorded $3.7 million of impairment and other charges (credits) primarily due to a $15.7 million write-off of assets associated with the Toasted Deli Sandwich equipment in Canada and a net gain of $14.1 million as a result of the transfer of the Company's ownership interest in three European markets to a developmental licensee, partly offset by a loss on the anticipated transfer of a small market in Europe to a developmental licensee. In the fourth quarter 2006, the Company recorded $8.7 million of expense primarily related to the decision to dispose of supply chain operations in Russia.

- For the full year 2007, the Company recorded $1.7 billion of expense primarily related to the Company's sale of its Latam business to a developmental licensee organization.

- For the full year 2006, the Company recorded $134.2 million of expense primarily related to the following items: losses incurred on the transfers of the Company's ownership interest in certain markets to developmental licensees ($35.8 million); the closing of certain restaurants in the U.K. in conjunction with an overall restaurant portfolio review ($35.3 million); costs to buy out certain litigating franchisees in Brazil ($29.3 million); asset write-offs and other charges in APMEA ($17.5 million); and a loss related to the decision to dispose of supply chain operations in Russia ($13.1 million).

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2007	2006	2007	2006
Gains on sales of restaurant businesses	$ (34.7)	$(14.5)	$ (88.9)	$ (38.3)
Equity in earnings of unconsolidated affiliates	(25.4)	(17.6)	(115.6)	(76.8)
Asset dispositions and other expense	101.9	85.1	193.4	184.2
Total	$ 41.8	$ 53.0	$ (11.1)	$ 69.1

- Gains on sales of restaurant businesses increased primarily as a result of selling more Company-operated restaurants in connection with our franchising strategy in the Company's major markets.

- Equity in earnings of unconsolidated affiliates increased partly due to improved results from our Japanese affiliate.

- Asset dispositions and other expense included a gain of $25.8 million related to the sale of an office building in Russia in the fourth quarter of 2006.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended December 31,	2007	2006	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 687.9	$ 649.1	6	6
Europe	583.2	425.8	37	23
APMEA	145.2	91.3	59	42
Latin America	38.6	29.2	32	21
Canada	43.9	44.2	(1)	(14)
Corporate & Other	(144.2)	(131.7)	(9)	(10)
Total	$ 1,354.6	$1,107.9	22	15

Years ended December 31,	2007	2006	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 2,841.9	$2,657.0	7	7
Europe	2,125.4	1,610.2	32	21
APMEA	616.3	364.4	69	59
Latin America	(1,469.8)	54.6	n/m	n/m
Canada	222.8	197.6	13	7
Corporate & Other	(457.6)	(450.8)	(2)	(2)
Total	$ 3,879.0	$4,433.0	(12)	(18)
Latam transaction	(1,640.6)			
Total excluding Latam transaction*	$ 5,519.6	$4,433.0	25	19

n/m Not meaningful

*   Results for 2007 include the impact of the Latam transaction. This impact reflects an impairment charge of $1,665.3 million, partly offset by a benefit of $24.7 million due to eliminating depreciation on the assets in Latam in mid-April 2007. In order to provide management's view of the underlying business performance, results have been adjusted to exclude the impact of the Latam transaction.

- **U.S.:** Results increased for the quarter and full year primarily due to higher combined restaurant margin dollars.

- **Europe:** Operating results for the quarter and full year 2007 were driven by strong performance in France, the U.K. and Russia, as well as positive results in most other markets. Impairment and other charges (credits) benefited the growth rate for both periods. The 2006 gain on the sale of an office building in Russia had a negative impact on the growth rate for the quarter.

- **APMEA:** Operating results for the quarter and full year 2007 were driven by improved results in China, Japan, Australia, Hong Kong and most other markets.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the full year 2007 and 2006 was 17.0% and 21.2%, respectively. Impairment and other charges (credits) negatively impacted the 2007 and 2006 combined operating margin by 7.4 percentage points and 0.7 percentage points, respectively.

Interest Expense

- Interest expense for the quarter and year increased primarily due to higher average interest rates and stronger foreign currencies, partly offset by lower average debt levels.

Nonoperating Income, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2007	2006	2007	2006
Interest income	$(41.4)	$(42.5)	$(124.3)	$(151.7)
Translation (gain) / loss	(0.5)	0.9	1.4	(0.6)
Other (income) / expense	(1.0)	10.3	19.7	29.0
Total	$(42.9)	$(31.3)	$(103.2)	$(123.3)

- Interest income decreased for the year primarily due to lower average cash levels.

Income Taxes

- The effective income tax rate was 0.9% for fourth quarter 2007 compared with 27.7% for fourth quarter 2006. The 2007 tax rate included a net benefit of $396.4 million related to the completion of an IRS examination of the Company's 2003-2004 U.S. federal income tax returns and tax developments in the quarter that related to foreign operations, partly offset by the impact of a tax law change in Canada. The net of these tax items benefited the fourth quarter 2007 effective tax rate by about 31 percentage points.

- The effective income tax rate was 34.6% for the full year 2007 compared with 31.0% for the full year 2006. The full year 2007 tax rate was negatively impacted by about 4 percentage points as a result of the following items:

  - A negative impact due to a minimal tax benefit of $62 million related to net expense of $1,640.6 million associated with the Latam transaction. This benefit was minimal due to our inability to utilize most of the capital losses generated by this transaction.

  - A positive impact due to a benefit of $316.4 million resulting from the completion of an IRS examination, partly offset by $28.0 million of expense related to the impact of a tax law change in Canada.

13

Discontinued Operations

- In August 2007, the Company sold its investment in Boston Market and as a result, Boston Market's results of operations and transaction gain have been reflected in discontinued operations. In connection with the sale, the Company received net proceeds of approximately $250 million and recorded a gain of $68.6 million after tax. Boston Market's net income for the fourth quarter 2006 was $9.5 million and its net income (loss) in 2007 and 2006 was ($8.5) million and $6.9 million, respectively.

- During 2006, the Company disposed of its entire investment in Chipotle via public stock offerings in the first and second quarters and a tax-free exchange for McDonald's common stock in the fourth quarter. As a result, Chipotle's results of operations and transaction gains are reflected in discontinued operations.

  In first quarter 2006, Chipotle completed an IPO of 6.1 million shares resulting in a tax-free gain to McDonald's of $32.0 million to reflect an increase in the carrying value of the Company's investment as a result of Chipotle selling shares in the public offering. Concurrent with the IPO, McDonald's sold 3.0 million Chipotle shares, resulting in net proceeds to the Company of $61.4 million and an additional gain of $13.6 million after tax. In second quarter 2006, McDonald's sold an additional 4.5 million Chipotle shares, resulting in net proceeds to the Company of $267.4 million and a gain of $127.8 million after tax, while still retaining majority ownership. In fourth quarter 2006, the Company completely separated from Chipotle through a noncash, tax-free exchange of its remaining Chipotle shares for its common stock. McDonald's accepted 18.6 million shares of its common stock in exchange for the 16.5 million shares of Chipotle class B common stock held by McDonald's and recorded a tax-free gain of $479.6 million. Chipotle's net income for fourth quarter 2006 and full year 2006 was $0.7 million and $18.2 million, respectively.

Accounting Changes

- In June 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force Issue 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences* (EITF 06-2). Under EITF 06-2, compensation costs associated with a sabbatical should be accrued over the requisite service period, assuming certain conditions are met. Previously, the Company expensed sabbatical costs as incurred. The Company adopted EITF 06-2 effective January 1, 2007, as required and accordingly, we recorded a $36.1 million cumulative adjustment, net of tax, to decrease beginning retained earnings in the first quarter 2007. The annual impact to earnings of this accounting change is not significant.

- In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which is an interpretation of FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007, as required and accordingly, we recorded a $20.1 million cumulative adjustment to increase beginning retained earnings in the first quarter 2007.

14

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add slightly more than 1 percentage point to 2008 Systemwide sales growth (in constant currencies), most of which will be due to the 503 net traditional restaurants added in 2007.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual net income per share by about 2.5 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual net income per share by about 2.5 cents.

- In 2008, U.S. beef costs are expected to be relatively flat and chicken costs are expected to rise about 4% to 5%. In Europe, beef costs are expected to be relatively flat in 2008, while chicken costs are expected to increase approximately 6% to 8%. Some volatility may be experienced between quarters in the normal course of business.

- The Company expects full-year 2008 selling, general & administrative expenses to decline, in constant currencies, although fluctuations may be experienced between the quarters due to items such as the 2008 biennial Worldwide Owner/Operator Convention, the 2008 Beijing Summer Olympics and the August 2007 sale of the Company's businesses in Latam.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2008 to increase approximately 15% to 20% compared with 2007, while 2008 interest income is expected to be about half of 2007 interest income.

- A significant part of the Company's operating income is generated outside the U.S., and about 65% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2007, the Company's annual net income per share would change by about 8 cents to 9 cents.

- The Company expects the effective income tax rate for the full-year 2008 to be approximately 30% to 32%, although some volatility may be experienced between the quarters in the normal course of business.

- The Company expects capital expenditures for 2008 to be approximately $2 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to open 1,000 restaurants (950 traditional and 50 satellites). We expect net additions of about 600 (700 net traditional additions and 100 net satellite closings).

- For 2007 through 2009, the Company expects to return $15 billion to $17 billion to shareholders through share repurchases and dividends, subject to business and market conditions. In 2007, the Company returned $5.7 billion to shareholders.

- As a result of the new developmental licensee structure, the Company's operating results in Latin America will reflect royalty income of approximately 5% of sales and minimal selling, general and administrative expenses to support the business.

- We continually review our restaurant ownership structures to maximize cash flow and returns and to enhance local relevance. We expect to optimize our restaurant ownership mix by refranchising 1,000 to 1,500 Company-operated restaurants over the next three or more years, primarily in our major markets, and by continuing to utilize our developmental license strategy.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At December 31,	2007	2006	Inc /(Dec)
U.S.*	13,862	13,774	88
Europe			
Germany*	1,302	1,276	26
United Kingdom	1,191	1,214	(23)
France	1,108	1,084	24
Spain	378	372	6
Italy	361	343	18
Other	2,140	2,114	26
Total Europe	6,480	6,403	77
APMEA			
Japan*	3,746	3,830	(84)
China	876	784	92
Australia	761	746	15
Taiwan	348	345	3
Other	2,207	2,117	90
Total APMEA	7,938	7,822	116
Latin America			
Brazil	551	540	11
Mexico	364	351	13
Other	781	765	16
Total Latin America	1,696	1,656	40
Canada*	1,401	1,391	10
Systemwide restaurants	31,377	31,046	331
Countries	118	118	—

* At December 31, 2007 reflected the following satellites: U.S. 1,233; Germany 148; Japan 1,429; Canada 434. At December 31, 2006: U.S. 1,254; Germany 133; Japan 1,617; Canada 411.

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2007	2006	Inc / (Dec)
U.S.			
Operated by franchisees	11,172	11,007	165
Operated by the Company	2,090	2,104	(14)
Operated by affiliates	600	663	(63)
	13,862	13,774	88
Europe			
Operated by franchisees	3,906	3,756	150
Operated by the Company	2,177	2,253	(76)
Operated by affiliates	397	394	3
	6,480	6,403	77
APMEA			
Operated by franchisees	2,810	2,616	194
Operated by the Company	2,210	2,159	51
Operated by affiliates	2,918	3,047	(129)
	7,938	7,822	116
Latin America			
Operated by franchisees	1,696	477	1,219
Operated by the Company	—	1,162	(1,162)
Operated by affiliates	—	17	(17)
	1,696	1,656	40
Canada			
Operated by franchisees	921	829	92
Operated by the Company	429	488	(59)
Operated by affiliates	51	74	(23)
	1,401	1,391	10
Systemwide			
Operated by franchisees	20,505	18,685	1,820
Operated by the Company	6,906	8,166	(1,260)
Operated by affiliates	3,966	4,195	(229)
	31,377	31,046	331

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under franchise, developmental license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate and our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand and may adversely affect our results.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

We developed the Plan to Win to address the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about our products, all of which can drive consumer perceptions or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us, as well as our success in addressing these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products and promotions (including the premiums we offer, such as our Happy Meal toys) or the reliability of our supply chain and the safety of the ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as boycotts, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Our ability to maintain alignment with our franchisees on capital-intensive and other operating initiatives;

- The risks to our Brand if a franchisee or licensee defaults in its obligations, particularly requirements to pay royalties, make investments and open new restaurants, or projects a brand image inconsistent with our values, which risks are more significant if an agreement places multiple markets or a large number of restaurants under the control of a single franchisee or licensee as is the case in Latin America;

- Whether our ongoing restaurant remodeling and rebuilding initiatives, which vary from year to year by market and type, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

In recent years, we have reduced the number of Company-operated restaurants and we are planning further reductions by franchising Company-operated restaurants or entering into developmental license agreements. Whether and when we can achieve these plans, as well as their success, is uncertain and will be affected by the following:

- Our ability to identify prospective franchisees and licensees with the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants and how quickly we can reach agreement with our counterparties, which we expect will vary by market and could also vary significantly from period to period;

- The nature and amount of contingent liabilities and other exposures we may retain in connection with developmental license agreements, such as the indemnification obligations we may incur as a result of the Latin America transaction;

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:

- Our ability to manage upward pressure on commodity prices, as well as fluctuations in interest and foreign exchange rates and local governmental actions to manage national economic conditions, such as consumer spending, inflation rates and unemployment levels, particularly in the United States, which could face a challenging economy in 2008;

- The impact on our margins of labor costs given our labor-intensive business model, the trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether we are able to identify and develop restaurant sites, either directly or through licensees or other parties, consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- Whether we can develop effective initiatives in markets that may be experiencing challenges;

- The challenges and uncertainties associated with operating in developing and high growth markets, such as China, Russia and India, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;

- The success of our strategy in China, where we are planning significant growth, including our ability to manage the costs and profitability of our growth in light of competitive pressures and other operating conditions that may limit pricing flexibility; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings, such as those that may occur as we change our ownership mix as described above.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:

- Our ability to manage the cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect consumer perceptions and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and laws and among practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and appropriateness of information obtained from third party suppliers;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment matters and landlord / tenant disputes, the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- The costs and other effects of compliance with U.S. federal and state regulations regarding immigration and the enforcement of those regulations;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price or import-export controls or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to government investigations, whether or not they have merit or are undertaken to achieve political impact;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with consumer fraud and the loss of consumer confidence that may result from alleged security breaches involving our point of sale and other systems; and

- The impact of changes in accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the IRS in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are:

- Governmental actions or media reports and commentary relating to economic activity or events, such as the current U.S. Presidential election, even where the action, report or event does not directly relate to our business or prospects, and particularly actions by U.S. authorities or U.S. economic activity, which are of special import because the United States is the principal trading market for our common stock;

- Trading activity in our common stock (whether in the cash or derivative markets), which can reflect not only investor expectations about our business, but also significant purchases by shareholders who may seek to affect our business strategies, or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average; and

- The impact of our stock repurchase program, dividend rate and, particularly, changes in our debt levels that can result in adjustments to our credit ratings, which in turn could affect our interest expense, our ability to obtain funding on favorable terms, including to refinance existing debt, and our flexibility, especially if lenders impose new operating or financial covenants.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and our results and prospects in the affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.

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